SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 26, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004

                                                                                   Microcell Telecommunications Inc.

                                                                      By:

                                           /s/ Jocelyn Cote
                                           --------------------------------------------------------------------
                                           Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

1.    Reporting Issuer

       Microcell Telecommunications Inc.
       800 de La Gauchetiere Street West
       Suite 4000
       Montreal, Quebec
       H5A 1K3

2.    Date of Material Change

       March 17, 2004

3.    Press Release

       Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on March 17, 2004. A copy of such press release is attached hereto and form a part hereof.

4.    Summary of Material Change

       On March 17, 2004, Microcell announced the successful closing of its previously announced
       C$450 million senior secured bank financing transaction for its wholly owned subsidiary, Solutions.

5.    Full Description of Material Change

       On March 17, 2004, Microcell announced the successful closing of its previously announced C$450 million senior secured bank financing transaction for its wholly owned subsidiary, Solutions.

       The new facilities consist of a seven-year C$200 million first lien term loan, a seven-and-a-half-year C$200 million second lien term loan, and an undrawn six-year C$50 million revolving credit facility. The new financing solidifies the Company's capital structure by extending the first significant debt maturity from 2008 to 2011 at favourable terms and conditions. In addition, due to the positive response from lenders, which resulted in commitments being oversubscribed, the Company may increase, at a later date, its first lien term loan facility or revolving credit facility by an additional C$25 million and its second lien term loan facility by an additional C$50 million.

       The term loans are denominated in U.S. dollars and will be amortized with quarterly payments of principal and interest and, under certain circumstances, additional mandatory prepayments are required. The first lien term loan bears an interest rate of LIBOR plus 4%, while the second lien term loan bears an interest rate of LIBOR plus 7% which includes a LIBOR floor of 2%. The revolving credit facility is denominated in Canadian dollars and bears an interest rate of LIBOR plus 4%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all the assets of the Company.

       The proceeds have been used mainly to repay all outstanding borrowings under the Company's previous bank credit facility in the amount of C$334 million. The new credit facilities have generated approximately C$80 million in incremental cash availability, which will provide for the continued investment in the Company's future growth initiatives through funding capital expenditures and associated working capital.

       The facilities were arranged jointly by J.P. Morgan Securities Inc. and Credit Suisse First Boston, with J.P. Morgan acting as sole bookrunner and administrative agent and Credit Suisse First Boston acting as syndication agent.

6.    Reliance on Section 75(3)

       Not applicable.

7.    Omitted Information

       Not applicable.

8.    Senior Officer

       The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary
       of Microcell. Mr. Cote can be reached at (514) 937-2121.

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

SIGNED the 26th day of March, 2004 at Montreal, Quebec.

Microcell Telecommunications Inc.

                By:

                                                                                                                        /s/ Jocelyn Cote
                                                                                                                       ___________________________________________________
                                                                                                                        Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material
Change Report dated March 17, 2004

News Release

For immediate release

MICROCELL SUCCESSFULLY SECURES C$450 MILLION IN

SENIOR SECURED BANK FINANCING

Montreal, March 17, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced the successful closing of its previously announced C$450 million senior secured bank financing transaction for its wholly owned subsidiary, Microcell Solutions Inc. ("Solutions").

The new facilities consist of a seven-year C$200 million first lien term loan, a seven-and-a-half-year C$200 million second lien term loan, and an undrawn six-year C$50 million revolving credit facility. The new financing solidifies the Company's capital structure by extending the first significant debt maturity from 2008 to 2011 at favourable terms and conditions. In addition, due to the positive response from lenders, which resulted in commitments being oversubscribed, the Company may increase, at a later date, its first lien term loan facility or revolving credit facility by an additional C$25 million and its second lien term loan facility by an additional C$50 million.

The term loans are denominated in U.S. dollars and will be amortized with quarterly payments of principal and interest and, under certain circumstances, additional mandatory prepayments are required. The first lien term loan bears an interest rate of LIBOR plus 4%, while the second lien term loan bears an interest rate of LIBOR plus 7% which includes a LIBOR floor of 2%. The revolving credit facility is denominated in Canadian dollars and bears an interest rate of LIBOR plus 4%. The credit facilities are guaranteed by Microcell Telecommunications Inc., and are secured by a pledge on substantially all the assets of the Company.

The proceeds have been used mainly to repay all outstanding borrowings under the Company's previous bank credit facility in the amount of C$334 million. The new credit facilities have generated approximately C$80 million in incremental cash availability, which will provide for the continued investment in the Company's future growth initiatives through funding capital expenditures and associated working capital.

The facilities were arranged jointly by J.P. Morgan Securities Inc. and Credit Suisse First Boston, with J.P. Morgan acting as sole bookrunner and administrative agent and Credit Suisse First Boston acting as syndication agent.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

www.microcell.ca

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 992 1368
claire.fiset@microcell.ca